

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2019

Richard A. Wright
Chief Executive Officer
ALKALINE WATER Co INC
14646 N. Kierland Blvd., Suite 255
Scottsdale, AZ 85254

   Re: ALKALINE WATER Co INC
    Registration Statement on Form S-3
    Filed January 11, 2019
    File No. 333-229203

Dear Mr. Wright:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jennifer López, at 202-551-3792 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Consumer Products